UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Adept Technology, Inc.

(Name of Subject Company)

Adept Technology, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

Seth Halio

Chief Financial Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rob Cain President and Chief Executive Officer Adept Technology, Inc. 5960 Inglewood Drive Pleasanton, CA 94588 (925) 245-3400	Lisa A. Fontenot Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304-1211 (650) 849-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Adept Technology, Inc., a Delaware corporation (the “Company” or “Adept”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the cash tender offer by Hoffman Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), as disclosed in the Tender Offer Statement on Schedule TO filed by OMCA and Purchaser with the SEC on September 23, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $13.00 per share, net to the seller thereof in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Amendments to Schedule 14D-9

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the heading “Certain Litigation”:

“On September 29, 2015, Albert Iannaci filed a purported class action lawsuit on behalf of himself and all other public stockholders of the Company in the Superior Court of the State of California in the County of Alameda against the Company, the Company’s directors, OMRON, OMCA and Purchaser alleging, among other things, that the Company’s directors breached their fiduciary duties by allegedly agreeing to sell the Company at an inadequate price, agreeing to preclusive transaction terms and failing to disclose sufficient information regarding the transaction. The complaint further alleges that OMRON, OMCA and Purchaser aided and abetted the alleged breaches of fiduciary duty. The complaint seeks to enjoin the Merger, rescission of the Merger Agreement and other equitable relief. Each of the Company, the Company’s directors, OMRON, OMCA and Purchaser believe that the plaintiff’s purported claims lack merit, and the Company, the Company’s directors, OMRON, OMCA and Purchaser intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, the Company, OMRON, OMCA and Purchaser do not intend to announce the filing of any similar complaints.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence in a new paragraph at the end of the subsection “Regulatory Approvals–U.S. Antitrust Laws”:

“On October 2, 2015, the FTC granted early termination of the HSR Act waiting period applicable to the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2015

Adept Technology, Inc.

By:	/s/ Seth Halio
Seth Halio
Chief Financial Officer and Assistant Secretary